UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-38764

Aptorum Group Limited

17 Hanover Square

London W1S 1BN, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒      Form 40-F  ☐

As previously disclosed in our Current Report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2024, Aptorum Group Limited, a Cayman Islands exempted company with limited liability (“Aptorum” or the “Company”), entered into an Agreement and Plan of Merger, dated March 1, 2024 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”) with YOOV Group Holding Limited, a company organized under the laws of British Virgin Islands (“YOOV”).

On May 28, 2024, the parties to the Merger Agreement entered into that certain Amendment to Agreement and Plan of Merger (the “Extension Amendment”), pursuant to which the parties agreed to extend the date on which the Merger Agreement may be terminated by the parties if the Closing (as defined in the Merger Agreement) has not occurred from May 30, 2024 to December 31, 2024 (the “Termination Date”).

The foregoing description of the Amendment is not complete and is subject to and qualified in its entirety by reference to the Amendment, a copy of which is filed with this Current Report on Form 6-K as Exhibit 2.1, and the terms of which are incorporated by reference herein.

Financial Statements and Exhibits.

Exhibits.

The following exhibits are attached.

Exhibit	Description
2.1	Extension Amendment to the Merger Agreement by and between Aptorum Group Limited and YOOV Group Holding Limited, dated May 28, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2024

Aptorum Group Limited

By:	/s/ Ian Huen
Ian Huen
Chief Executive Officer

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